UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Alcatel-Lucent USA Announces Redemption of 2.875% Series A Convertible Debentures due 2023 and 2.875% Series B Convertible Senior Debentures due 2025

On November 4, 2013, Alcatel-Lucent USA, a wholly owned subsidiary of Alcatel Lucent, gave notice of its intention to redeem all of the outstanding 2.875% Series A Convertible Debentures due 2023 (CUSIP Number 549463AG2 and ISIN number US549463AG24) and 2.875% Series B Convertible Senior Debentures due 2025 (CUSIP Number 549463AH0 and ISIN Number US549463AH07) (the “Debentures”) on December 5, 2013. As of November 4, 2013, there was approximately $95.0 million aggregate principal amount of the Series A Debentures outstanding and approximately $1.2 million aggregate principal amount of the Series B Debentures outstanding.

The Debentures are convertible at any time prior to the close of business on December 4, 2013 at a rate of (i) in respect of the Series A Debentures, 59.7015 American Depositary Shares of Alcatel-Lucent (“ADSs”) per $1,000 principal amount of Debentures and (ii) in respect of the Series B Debentures, 65.1465 ADSs per $1,000 principal amount of Debentures. Any Convertible Notes surrendered for conversion will be settled in cash and ADSs in accordance with the provisions of the indenture.

The Bank of New York Mellon, the trustee for the Debentures, is mailing a Notice of Redemption to all registered holders of the Debentures on November 4, 2013. Copies of such Notice of Redemption and additional information relating to the procedure for redemption and/or conversion of the Debentures may be obtained from the Bank of New York Mellon by calling 800-254-2826, Bondholder Relations.

This announcement does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy securities in any jurisdiction. The Debentures have not been registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements can generally be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “on-track,” “plan,” “project,” “forecast,” “intend” or “anticipate,” or the negative thereof or comparable terminology, or by discussions of vision, strategy or outlook. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Factors that could affect actual results include but are not limited to corporate developments that could preclude, impair or delay the above-described transactions due to restrictions under the federal securities laws; changes in the terms or availability of our credit facility; changes in our cash requirements or financial position; and changes in general market, economic, tax, regulatory or industry conditions that impact our ability or willingness to consummate the above-described transactions on the terms described above or at all. For a more complete description of these and other possible risks and uncertainties, please refer to Alcatel-Lucent’s Annual Report on Form 20-K for the year ended December 31, 2012, as well as to our subsequent filings with the SEC. The forward-looking statements contained herein speak only as of the date hereof, and we make no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2013

By:	/s/ Jean Raby
Name:	Jean Raby
Title:	Chief Financial and Legal Officer